Exhibit 6.20

Aperion Non-Employee Director Compensation Program

On November 9, 2015, the Board of Directors of Aperion Biologics, Inc., a Delaware company (the “Company”) approved the Non-Employee Director Compensation Program (the “Program”) that will become effective immediately following the completion of an initial public offering (the “IPO”) of the Company’s common stock pursuant to Regulation A of the Securities Act of 1933, as amended.

Pursuant to the Program, non-employee directors of the Company are entitled to receive the following cash and equity compensation for their services as set forth below:

Cash Compensation

Each non-employee director, except for the Chairman of the Board, will be entitled to receive an annual cash retainer of $30,000 for services on the Board. The Chairman of the Board will be entitled to receive an annual cash retainer of $80,000.00. Each non-employee director will be entitled to receive the following additional annual cash compensation for services on the Audit Committee and Compensation Committee of the Board, as follows:

•	Member of the Audit Committee (other than Audit Committee Chair): $5,000.
•	Audit Committee Chair: $10,000.
•	Member of the Compensation Committee (other than Compensation Committee Chair): $5,000.
•	Compensation Committee Chair: $8,500.

Equity Compensation

Each individual who is first elected or appointed as a non-employee director other than at a regular annual stockholders meeting at any time after the date of the IPO will automatically be granted, on the date of such initial election or appointment (the “Initial Grant Date”), an award in the form of an option or restricted stock units with a value equal to the Initial Applicable Amount (the “Initial Grant”). On the date of each regular annual stockholders meeting following the completion of the IPO, beginning with the 2016 annual stockholders meeting, each non-employee director will automatically be granted an award in the form of an option or restricted stock units with a value equal to the Annual Applicable Amount for that year (the “Annual Grant”).

For purposes of the Initial Grant and the Annual Grant, the value of an award will be calculated as follows: (A) the value of an option share will be equal to the fair value of an option share as estimated on the date of grant for purposes of our financial statements and (B) the value of a restricted stock unit will be equal to the fair market value per share of common stock on the date of grant. The Initial Applicable Amount and the Annual Applicable Amount will be determined by the Compensation Committee on or before the grant date of the award, but in no event will exceed $75,000 and $50,000 respectively. The Annual Applicable Amount for the Annual Grants to be made at the 2016 annual stockholders meeting has been established at $8,750.

The shares subject to each Initial Grant will vest in equal monthly installments over a period of Board service of not less than 12 months from the grant date of the award. The shares subject to each Annual Grant will vest in 12 equal successive installments over the 12-month period of Board service measured from the award grant date; provided, however, that the last such installment shall vest on the earlier of (i) the date of the next regular annual stockholders meeting following the award grant date or (ii) expiration of the 12-month period measured from the award grant date, provided the participant continues in board service up to such vesting date. However, the shares subject to each award will immediately vest upon a change in control or upon the board member’s cessation of board service by reason of death or disability.

The equity awards will be granted under, and be subject to the terms of, the director automatic grant program under the 2015 Equity Incentive Plan that will become effective upon completion of the IPO.

2